American International Group, Inc.
March 16, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Jeffrey P. Riedler
Re:	American International Group, Inc — Registration Statement on Form S-4
Dear Mr. Riedler:
     On behalf of American International Group, Inc. (“AIG”), I am transmitting for filing under the Securities Act of 1933, as amended (the “Act”), a Registration Statement on Form S-4 relating to up to $4,000,000,000 of AIG’s 8.175% Series A-6 Junior Subordinated Debentures which AIG plans to offer in exchange for any and all of its outstanding unregistered 8.175% Series A-6 Junior Subordinated Debentures.
     AIG has sent a wire transfer to the account of the Securities and Exchange Commission with US Bank in the amount of $223,200 for the registration filing fee and has received confirmation of its receipt.
     Please direct any questions or comments regarding this filing to the undersigned at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon

cc:	Ann Bailen Fisher Robert W. Reeder III (Sullivan & Cromwell LLP)